UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

___________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 4, 2020 titled “Arcos Dorados Announces Dividend Payment”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 4, 2020

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES DIVIDEND PAYMENT

Montevideo, Uruguay, March 4, 2020 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today announced that on March 3, 2020, the Board of Directors approved a total dividend cash payment for the 2020 fiscal year of US$0.11 cents per Class A and Class B share, to be paid in three installments of US$0.05 cents, US$0.03 cents and US$0.03 cents per Class A and Class B share, respectively. The first cash dividend payment amounting to US$0.05 per Class A and Class B share will be distributed on April 10, 2020, to shareholders of record at the close of business on April 7, 2020.

Subsequent dividends will be distributed according to the following payment schedule:

Record Date*	Payment Date	Amount of Dividend Per Share
August 10, 2020	August 13, 2020	Three Cents (US$0.03)
December 7, 2020	December 10, 2020	Three Cents (US$0.03)

* Shareholders of record at the close of business.

Investor Relations Contact

Dan Schleiniger

VP of Investor Relations

Arcos Dorados

daniel.schleiniger@ar.mcd.com

Media Contact

InspIR Group

Ivan Peill

ivan@inspirgroup.com

+1 (212) 710 9686

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,200 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir